FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


For the month of October 2004 No. 2

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [_]     No [X]

     On October 28, 2004, the Registrant announced that Amir Harel, vice president and chief financial officer is resigning effective November 1, 2004. A copy of the press release is attached hereto.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       TOWER SEMICONDUCTOR LTD.



Date: October 28, 2004                                 By:/S/ Tamar Cohen
                                                       ------------------
                                                       Tamar Cohen
                                                       Corporate Secretary

                  TOWER SEMICONDUCTOR CFO AMIR HAREL TO RESIGN

          COMPANY APPOINTS OREN SHIRAZI ACTING CHIEF FINANCIAL OFFICER

MIGDAL HAEMEK, ISRAEL - October 28, 2004 - Tower Semiconductor (NASDAQ:TSEM; TASE:TSEM) announced today that Amir Harel, vice president and chief financial officer is resigning effective November 1, 2004.

The company has appointed Oren Shirazi as acting chief financial officer and initiated a search for a new CFO. Mr. Harel will continue to support the company during the next several months as needed, to assure a smooth transition of responsibilities.

Carmel Vernia, Tower chairman and chief executive officer said, "We have been fortunate to have had the benefit of Amir's numerous contributions over the past six years, by structuring and leading our highly professional finance team and successfully executing the various fund raising transactions throughout his term of service. On behalf of the Board I would like to thank Amir for his service to Tower and wish him well in all his future endeavors. Oren Shirazi, who served in the company for the past six years, working as part of financial team and managing various responsibilities, is a natural choice for the position until a new CFO is appointed."

Shirazi, who joined Tower in October 1998, had served as Tower's controller since July 2000, after serving as vice controller since October 1998. Prior to joining Tower, Shirazi was employed as an Audit Manager in the accounting firm of Ratzkovski-Fried & Co., which has merged into Ernst & Young (Israel), commencing August 1995. Shirazi is a Certified Public Accountant in Israel
(CPA), and has an MBA in Business Management from the Graduate School of Business of Haifa University with honors and a BA in economics and accounting from the Haifa University.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor LTD. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology. When fully equipped, Fab 2 is expected to offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

                                      # # #


PR AGENCY CONTACT          INVESTOR RELATIONS CONTACT     CORPORATE CONTACT
Matt Beevers               Sheldon Lutch                  Tamar Cohen
Pacifico, Inc.             IR & Communications            Tower Semiconductor
+1 (408) 293-8600          +1 (212) 268 1816              +972 (4) 650 6998
mbeevers@pacifico.com      sheldon@fusionir.com           pr@towersemi.com